EXHIBIT 99.1

Golar LNG Partners LP: 2019 AGM Results Notification

Golar LNG Partners LP (the “Partnership”) advises that the 2019 Annual Meeting of the Limited Partners of the Partnership was held on September 27, 2019 at 09:00 a.m. at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The following resolution was passed:

  To elect Alf Thorkildsen as a Class I Director of the Partnership whose term will expire at the 2022 Annual Meeting of Limited Partners.

Hamilton, Bermuda
September 27, 2019